CAPITAL ALLIANCE GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cag-global.com

Web: www.cag-global.com : www.cibt.edu www.cibtcorp.com www.cibt-bh.edu.cn www.help-ads.com

TSX.V Symbol: CPT

October 10, 2007

CIBT Named In Case Study by Asia Pacific Foundation

Capital Alliance Group Inc. (TSX.V: CPT) (“CAG”) reports that its subsidiary CIBT School of Business & Technology Corp., was featured in a case study by the Asia Pacific Foundation, a national non-profit organization established by an Act of the Canadian Parliament.  The report titled, Leading the Way – Canadian Business Strategies in Asia provides an in depth analysis on CIBT and 14 other companies with successful businesses strategies in Asia.

“The case studies provide examples of Canadian entrepreneurs who are responding to the growing economic importance of Asia.  They are making a significant contribution to the broader Asia Pacific Gateway strategy that seeks to build stronger business ties with Asia,” said Yuen Pau Woo, President and Co-CEO of the Asia Pacific Foundation of Canada.

A press conference will be held on October 10, 2007 from 12:30pm to 2:00pm at SUCCESS Choi Hall, 28 West Pender St., Vancouver.  The Honourable Russ Hiebert, Member of Parliament for South Surrey-White Rock-Cloverdale and Parliamentary Secretary to the Minister of National Defence on behalf of the Honourable Rona Ambrose, President of the Queen’s Privy Council for Canada, Minister of Intergovernmental Affairs and Minister of Western Economic Diversification, as well as Mr. Yuen Pau Woo, President and Co-CEO of the Asia Pacific Foundation of Canada will host the event.

A copy of the case study report and detailed analysis of each of the companies are available at: Leading the Way: Canadian Business Strategies in Asia

www.asiapacificgateway.net/research/leading_the_way.cfm

About the Asia Pacific Foundation:

The Asia Pacific Foundation is Canada's leading independent resource on contemporary Asia and Canada-Asia relations. As a national non-profit organization established by an Act of the Canadian Parliament in 1984, the Foundation brings together people and knowledge to provide the most current and comprehensive research, analysis and information on Asia and on Canada's transpacific relations. It promotes dialogue on economic, security, political and social issues, helping to influence public policy and foster informed decision-making in the Canadian public, private and non-governmental sectors. The Foundation is funded principally through an endowment from the Government of Canada and a grant from the Province of British Columbia.

About CIBT:

CIBT School of Business is a leading business, technology and technical school in China for over a decade.  CIBT operates four campuses in Beijing, two campuses in Weifang, one campus in Anyang, and seven learning centers in other cities within China. CIBT has academic partnerships with Beijing University of Technology and Weifang University, and delivers postsecondary business, technology and technical trade skill programs to students and corporations in China.  By cooperating with leading education providers in North America including Western International University, a subsidiary of Apollo Group Inc., WyoTech Technical Institute, a subsidiary of

Corinthian Colleges Inc., and other universities from Europe and Asia, CIBT delivers advanced curricula to meet the progressive needs of China’s growing student population.

About Capital Alliance Group Inc.:

Capital Alliance Group, headquartered in Vancouver, British Columbia, Canada is an education management company with diversified investments and operations internationally.  Founded in 1986, the company currently has offices in Mainland China and Canada.  Capital Alliance Group has brought together a team of professionals with extensive practical experience in building world-class organizations in both the old and new economy. With a long track record of success in the international business arena, Capital Alliance Group’s team has both the depth and breadth of management expertise to assist its subsidiary companies in all phases of their growth.

Capital Alliance Group Inc.

“Toby Chu”

Toby Chu

President & C.E.O.

Investor Relations Contact: Mr. James Neil * N. America Toll Free: 1-888-865-0901 Ext.322 * Email: info@cag-global.com

 THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION.